EXHIBIT 99.1

Ballard Power Systems Inc. News Release	Ballard Power Systems 9000 Glenlyon Parkway Burnaby BC V5J 5J8 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Ballard Confirms Close of Transaction to Strengthen Balance Sheet Through

C$41M Non-Dilutive Financing

For Immediate Release – December 31, 2008

VANCOUVER, BRITISH COLUMBIA – Ballard Power Systems Inc. (TSX: BLD)(NASDAQ: BLDP) confirmed that the previously announced transaction with Superior Plus Income Fund (TSX: SPF.UN)(www.superiorplus.com) to reorganize the Company’s business, resulting in a non-dilutive financing with net cash proceeds of approximately C$41million (US$33 million), has closed and will take effect at 11:59 p.m. today.

John Sheridan, Ballard’s President and CEO commented that “the closing of this transaction is very important for Ballard, as it completes a year of transformational progress for our company, in three fundamental areas:

•	Re-vectoring our strategic direction with the automotive transaction, which closed on January 31, 2008, with a US$97 million gain recorded in the first quarter;
•	Accelerating fuel cell product adoption, as evidenced by the ACME Telepower supply agreement announced on October 9, 2008; and
•

Strengthening the company’s financial position, with this non-dilutive financing, bolstering an already strong balance sheet with significant cash reserves and no debt.  The net proceeds will augment Ballard's cash reserves of $57.1 million as reported at September 30, 2008.”

Mr. Sheridan reiterated that "the proceeds from this transaction, which was approved by a 98.3% shareholder vote, will allow Ballard to continue to execute its growth plan without any need for public market financing for the foreseeable future."

About Ballard Power Systems

Ballard Power Systems (TSX: BLD)(NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World(R), visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any

Ballard Confirms Close of Transaction to Strengthen Balance Sheet Through C$41M Non-Dilutive Financing

revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

The securities to be issued in connection with the transaction have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration requirements is available.

For further information, or to arrange an interview with a Ballard spokesperson, please call:

Amy Harada Bradley

Ballard Power Systems

604-412-7913

amy.harada@ballard.com

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.